6/11

02034799

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Circumpacific Energy Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3102 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 6/13/02



2001

ANNUAL REPORT

Circumpacific Energy Corporation ON A STRONG GROWTH PATH

Canadian Venture Exchange (CDNX): CER


CIRCUMPACIFIC
ENERGY CORPORATION

Annual Meeting

Circumpacific Energy Corp. invites its shareholders to attend the annual general meeting at 2:00 pm on November 15, 2001 in the 2nd floor auditorium of the Bantrel Tower. Sharholders who are unable to attend are encouraged to address questions or concerns to Mr. Philip F. Kelso

telephone (403) 265-7667
facsimile (403) 263-8097
email corporate@circumpacific.com

Circumpacific Energy Corp. is a publicly traded oil and gas exploration and development company operating from Calgary, Alberta, Canada. The Company's activities are currently focused in the Canadian foothills and Northern Alberta. These areas offer multi-zone potential for high quality, long-life reserves, and allows Circumpacific to pursue a balance of natural gas opportunities. The Company's common shares are traded on The Canadian Venture Exchange (CDNX) under the symbol "CER". Circumpacific management and directors control approximately 35 percent of the 27.4 million shares outstanding which ensures that management's interests are aligned with those of its shareholders.

Highlights

Years ended June 30	2001	2000	% Change
Financial			
Total Revenue	3,518,506	2,909,131	21
Cash flow from operations	1,263,630	1,260,901	0
Net earnings (loss)	448,726	404,278	11
Capital expenditure, net	3,081,835	2,493,816	24
Per Share			
Cash flow	$0.05	$0.06	-39
Net earnings (loss)	$0.02	$0.02	-25
Operating			
Average daily production			
Oil (bbls)	217	244	-11
Liquids (bbls)	13	12	7
Gas (mcf)	215	160	34
Total (boepd@10:1)	251	272	-8
Average selling price			
Oil (per bbl)	$31.38	$27.15	16
Liquids (per bbl)	34.87	22.15	57
Gas (per mcf)	6.94	3.05	128
Total (boe)	$38.46	$29.26	32
Common shares outstanding	27,422,638	19,758,923	39


Revenue ($mm)
1.5
2.9
3.5
98/99
99/00
00/01


Cash Flow ($mm)
0.3
1.3
1.3
98/99
99/00
00/01

Record Earnings

– POISED FOR SUBSTANTIAL GROWTH IN CANADA



THE COMPANY HAS UNDERGONE A SIGNIFICANT TRANSFORMATION AND IS NOW FOCUSED ON GROWTH THROUGH GAS EXPLORATION IN PEACE RIVER, FOOTHILLS AND IN NORTHERN ALBERTA.

OVERVIEW - Circumpacific Energy Corporation ("Circumpacific") has experienced a year of significant action and progress in Canada.

The company made a record profit and achieved substantial capital raisings. We made significant gas discoveries via the drill bit, which will convert to reserves during the coming year. In parallel with these successes, the aggressive land building strategy was continued.

We now have the platform for production growth in coming years.

RESULTS – Reserves

The company achieved record earnings of $448,726 in the year to June 30, 2001.

Total revenues increased 21% to $3,518,506 with cash flow from operations reaching $1,263, 630. Capital expenditure increased to $3.08 million.

Our independently verified established oil and gas reserves at June 30, 2001, were 957,000 boe's, having a net present value (at 10% discount) of $9,537,000. These reserves do not yet include the gas behind pipe at the Lambert and Mica properties.

Drilling

On any measure, the drilling programme undertaken by your company in the year to June 30, 2001, has been bold, exciting and successful.

By participating in the deep gas well at Lambert, Central Alberta, Circumpacific added significant, although as yet, undeveloped reserves in both the Leduc and Cardium zones. We earned a 14% interest in 3 sections at Lambert with options on additional lands and a 14% interest in a 19 section area of mutual influence, where we anticipate significant potential reserves in the Cardium zone. Circumpacific and its partners are currently reviewing options for further drilling and/or completion on the Lambert well, which remains suspended. We are confident that by June 30, 2002, this well will be in production.

After the financial year end Circumpacific participated in a further deep gas test at Mica in Northeast British Columbia and on October 10, 2001, announced to the CDNX that gas had been discovered in a number of zones. The well has been cased pending perforation and production testing. We are confident that Circumpacific will significantly add to its proved producing reserves when completion of the Mica well is undertaken in the next two months. In addition, we have earned the right to participate in early drilling on adjoining option lands. This area has exciting potential for further discoveries.

Talbot Lake, Alberta

Circumpacific has achieved diversification of its development strategy by farming-in and acquiring a 75% working interest in 63 sections of the Talbot Lake shallow gas property north east of Peace River. A programme of well completions, workovers and tie-ins is planned for this project during this winter's drilling season which is expected to lift current production by around 500 boepd.

CIRCUMPACIFIC HAS SUCCESSFULLY ACCOMPLISHED THE FIRST STAGE OF THIS PROGRAM BY IMPROVING OUR SPREAD OF LAND IN THE WESTERN CANADA BASIN AND RAISING CAPITAL TO FINANCE DRILLING ACTIVITY.



Land

As a result of our land acquisition strategy during the last two years, both the acreage and the underlying value of our non-producing lands has significantly increased. The company's non-producing lands have this year been independently valued at $2.25 million.

The land acquisition strategy has aimed at obtaining substantial working interests and placing the company in a position where it has the opportunity to bring in joint venture or flow through funds as required.

On behalf of shareholders I extend my thanks and gratitude to our dedicated staff and management team in Calgary for their efforts in helping to achieve a record earnings result. I also extend my own special thanks to our non-executive directors, Charles Ross, Malcolm Fraser and Michael Silver, who together provide a highly experienced and dedicated team of resource professionals working for shareholders.

Shareholders can look forward to continued growth through 2002 and its is our aim to increase production to around 1,200 boepd.

PHILIP F. KELSO
PRESIDENT

October 12, 2001

Major Developments During 2000/2001

Exploration

Circumpacific's short term corporate target is to move our production forward to around 1200 boepd by June 30, 2002. This production growth will come from the recent major drilling projects undertaken by Circumpacific as we convert gas discovered in the Lambert and Mica wells into proved producing reserves. Our principal strategy is to grow reserves and production by drilling on lands in which we have a significant interest in Alberta and British Columbia. During 2000/2001 the company commenced an exploration growth strategy with 3 elements designed to achieve production of 1200 boepd. The three elements were:

LAND – To develop a solid land portfolio of un-drilled lands in order to provide a base for future corporate growth. Two years ago, the Company had only minimal acreage of undrilled lands that were prospective. The future growth potential for the Company was limited. In the first half of 2000 Circumpacific initiated an aggressive program of prospect generation and seismic acquisition that translated to the establishment of a significant land portfolio. In the corporate year to June, 2001, Circumpacific successfully implemented this land growth strategy as follows:

- Tripled (up 336%) the Company's net land holdings
- Increased the Company's average working interest to around 54%
- Acquired new land holdings at an average price of less than $100/ hectare
- Acquired lands on prospects that are ready to drill

Land Summary 2000/2001

CER Net Acres	Producing	Non Producing	Total
July 1, 2000	2,997	16,465	19,462
July 1, 2001	6,402	59,023	65,425
% Change	214%	338%	336%



Talbot Lake, Northern Alberta

Circumpacific's non producing lands were valued at $2.25 Million by Seaton-Jordan & Associates Ltd. as at June 29, 2001. An important component of the land strategy has been to obtain high working interests in properties thus allowing the company the opportunity to bring in joint venture or flow through partners when required:

- To minimize drilling capital required
- To minimize risk

CONVENTIONAL GAS – The second element of the exploration growth strategy was to develop focus activity areas. These were areas where the company could build a significant land base (>20 sections) with a significant working interest position (>50%) on shallow depth (<1,500 meters), high deliverability gas projects. Preference was given to areas of multi-horizon potential to minimize the risk of dry holes. The combination of reasonable drilling costs (<$300,000/well), combined with high individual well production rates (>1mmcf/d gas/well) is expected to drive the profitability of these areas. One of the principal criteria for selecting areas was the proximity of gas to delivery pipelines. As result of implementation of this strategy during the year to June, 2001, Circumpacific has acquired interests in and commenced development of two conventional gas focus areas:


ALBERTA
SASKATCHEWAN
LEGEND
Oil
Oil & Gas
Exploration
Rainbow
Talbot
Darwin
Seal
Mica
Worsley
Wapiti
Calais
Mitsue
Kakwa
Morinville
Lambert
EDMONTON
Lloydminster
Manitou
Willesden Green
Ricinus
CALGARY
REGINA
Grand Forks
Springcoulee
Hume
Colgate

AN INTEGRATED TEAM OF OIL AND GAS EXPERTS HAS ASSEMBLED AN IMPRESSIVE INVENTORY OF PROSPECTS THAT ARE READY TO DRILL.



1. ***Talbot Lake*** (W5, Northern Alberta)

Features:

- Circumpacific is operator and has a 75% working interest in 62.5 sections
- Principal producing horizon - Bluesky Gas @ 350 – 600 meters
- Winter drilling – this is a winter drilling area only

Circumpacific conducted an active program at Talbot Lake last winter expending a total of $1,800,000 on land acquisition, geological studies, seismic acquisition, drilling and workovers of wells. Circumpacific is achieving some production from this property but will substantially lift that production and cash flow during the coming winter by completing and tying in 4 wells. This work is anticipated to commence in November, 2001. On the basis of logging and flow testing it is anticipated that we will initially produce 2.5 to 3 mmcf/day thereby adding approximately 500 boepd to current production. The drilling program proposed for this winter is expected to involve drilling and completing between 5 and 10 new wells on new locations delineated by seismic studies. The goal is to exit the year 2002 with Talbot Lake producing around 6 mmcfd. The property is anticipated to provide additional development and production opportunities through the year 2004.

2. ***Worsley*** (W6 on Peace River Arch, Alberta)

Features:

- Circumpacific has a 25 to 100% working interest in 12.5 sections
- Shallow, multi-prospect, multi-horizon gas exploration acreage
- Drilling depths of 500 to 1200 meters and all year round drilling
- Multi-horizon , high deliverability gas zones with up to 5 shallow target zones per well
- Multiple play types

Circumpacific is undertaking additional land acquisitions in the area. Planning is underway to drill one of the targets on the Worsely lands with Big Horn Resources Inc. around November, 2001. In addition Circumpacific will participate in a 29 km. 2D seismic program around Devember, 2001. It is anticipated that Circumpacific will participate in between 2 and 4 wells on these properties during the coming year.



WORSLEY, NORTHWESTERN ALBERTA



LAMBERT, WEST CENTRAL ALBERTA



MICA CREEK, BRITISH COLUMBIA

HIGH IMPACT DEEP GAS – The third element of the exploration growth strategy was to develop high impact deep gas plays. The intent of this strategy is to have Circumpacific participate in wells which will have a major impact on both reserves and cash flow, if they are successful. These wells would have associated high gas production rates but would carry considerably higher drilling risk. So far Circumpacific has farmed into 3 such high impact prospects on a modest promote basis. These plays have each been developed by Canadian majors who have expended years of effort and millions of dollars of investment on land and 3D seismic acquisition. In addition, there were plays where the major was also committed to investing further sums to drill their wells in order to maintain their working interest in the prospects being drilled. Circumpacific has selected prospects where the risk is minimized by the presence of a number of shallower zones with hydrocarbon potential which must be penetrated to reach the deeper target horizon. Circumpacific's strategy is to acquire and develop these projects through the use of equity, flow through, and/or farm-outs.

As a result of this strategy Circumpacific is currently participating in three high impact, deep gas projects in the Western Canada Basin:

1. ***Lambert Project*** (W5, West Central Alberta)

   Features:

- Circumpacific participated with Talisman Energy Inc. in drilling a 4,800 meter Leduc test at 5-4-52-22 W5
- As a result it earned a 14% in 3 sections and options on 3 more sections
- The well established hydrocarbon potential in the Cardium and Leduc zones which require further testing
- The well is cased and suspended pending ongoing technical analysis by the partners
- A sour gas pipeline has just been constructed through section 4, dramatically improving the economics of the project
- A Cardium test well is proposed for the option lands commencing around December, 2001

2. ***North Ricinus Project*** (W5, in West Central Alberta)

   Features:

- Circumpacific participated with Shell Canada Inc in completing a 39 km^2 3D seismic survey
- As a result Circumpacific now owns a 25% working interest in 5 sections earned from Shell and 100% in 1 section
- 3D seismic on the lands has identified a 4,700 meter Leduc pinnacle reef prospect
- Due to the high working interests held by Shell and Circumpacific, we will be seeking to farm down an interest in order to reduce capital exposure and risk on this prospect
- The prospect offers major rewards in terms of potential reserves and rates production

3. **Mica Project** (W6, Dawson Creek Area, Northeast British Columbia)

In August 2001, subsequent to the financial year end, Circumpacific participated with Talisman Energy Inc. in a 3,625 meter Devonian test well at 9-7-81-13W6. The target was defined by 3D seismic and identified a multi zone prospect.

The well was successfully completed to target depth and encountered a number significant gas zones. Following logging, it has subsequently been cased pending a perforation and completion program.

As a result of participating in this well, Circumpacific earned a variable 21% to 65% working interest in 6 sections and options to drill a test on a Doig Channel prospect which is planned for early 2002.

Circumpacific is confident that the Mica well will be tied-in and converted to proved producing reserves prior to January, 2002. The results of this well have established the exciting potential of the Mica area and Circumpacific has acquired additional lands adjoining the Mica project.

Development

Grand Forks, Alberta
This area is the company's largest oil producing property. It operates two batteries and 5 producing oilwells. The property contributed 98 bopd in June 2001. During the year, the company has sought to acquire additional producing lands at Grand Forks to consolidated with this property and allow installation of a water flood operation.

Circumpacific holds an additional 2 Sawtooth Formation development locations at Grand Forks which will potentially be drilled in 2003.



GRAND FORKS, SOUTHERN ALBERTA

Kakwa, Alberta
Currently, this is a minor production property for the company based on proved producing reserves (NPV_{10} : \$187,000). The Company's interest was only 2 bopd. However, the potential value of Circumpacific's interest in this property lies in its shut-in gas. The Company has a 6 – 12.5% interest in 4 shut-in gas wells on the Non-Unit lands. Paddock Lindstrom & Associates evaluation as at June, 2001, assigned a value to the Proved Non-Producing Reserves of \$1,190,000 @ NPV_{10} and a value of \$1,219,000 to the Probable Additional Reserves @ NPV_{10}. We expect the property to become a significant additional contributor to the production and cash flow in 2002-2003, when gas production commences. Regulatory approval for blow down of the associated gas cap is pending.

Morinville, Central Alberta
Circumpacific holds a 19% interest in the Leduc "A" Pool. Production from this pool doubled during the past year to June, 2001 and closed out the year at 41.3 bopd. This was a result of the successful drilling of a development well at 6A-32-55-25W4 in November, 2000. Two additional development wells are planned for 2001/2002, with potential to add an additional 32 to 45 bopd net to the Company's daily production. Additional water knockout facilities have been constructed.



MORINVILLE, CENTRAL ALBERTA



THE COMPANY HAS UNDERGONE A SIGNIFICANT TRANSFORMATION AND AND IS NOW POISED FOR RAPID GROWTH BY USE OF THE DRILL BIT.

Production and Reserves

PRODUCTION

During 2001, Circumpacific's average production was 251 boepd (2000: 272 boepd). Significant production additions were achieved at Morinville where the 6A-32 well was bought into production adding 20 boepd. Workover of the 2-32 gas well at the Talbot Lake property resulted in an additional 26 boepd.

Circumpacific has interests in significant volumes of additional reserves behind pipe awaiting tie in at the Lambert, Talbot Lake and Mica properties.

Planning is in progress to bring these additional significant volumes of shut-in gas into production in the 2001/2002 year. As a result we anticipate that daily production will move to around 1,200 boepd during the coming year.

RESERVES - Reserves Reconciliation

	Oil (Mstb)	NGL (Mstb)	Gas (Mmcf)	BOE (6:1) (Mbbls)	PV@10% ($M)
Total Proved					
June 30, 2000 Reserves	676	42	743	842	7181
Production	(74)	(5)	(116)	(98)	
Discoveries & Extensions	20	0	35	26	
Reserve Acquisitions	0	0	496	83	
Reserve Revisions	(20)	5	59	(5)	
June 30, 2001 Reserves	602	42	1217	848	8134
Probable					
June 30, 2000 Reserves	72	25	458	173	1229
Discoveries & Extensions	0	0	476	79	
Reserve Acquisitions	0	0	0	0	
Reserve Revisions	(33)	0	0	(33)	
June 30, 2001 Reserves	39	25	934	219	2812
Proved & 50% Probable					
June 30, 2000 Reserves	711	55	972	863	7795
June 30, 2001 Reserves	622	54	1683	957	9539

Circumpacific's established oil and gas reserves at June 30, 2001, were 957,000 boe's, having a net present value (at 10% discount) of $9,537,000 as determined by the Company's resverse evaluators - Paddock, Lindstrom & Associates as in the table above. Further, our reserves do not include the gas behind pipe at the Lambert and Mica properties.

Financial Discussion

RESULTS

The company achieved record earnings of $448,726 in the year to June 30, 2001.

Total revenues increased 21% to $3,518,506 with cash flow from operations reaching $1,263,630. Capital expenditure increased to $3.08 million.

EQUITY RAISING

In September 2000, Circumpacific completed a brokered private placement with Yorkton Securities Inc. by way of issue of 3,888,000 special warrants at a price of $0.33 per special warrant to raise a total CAD $1,283,040. At the same time it negotiated a non-brokered private placement to issue 2,928,000 special warrants at a price of $0.36 per special warrant to raise total funds of $1,054,080.

In December 2000, the Company issued 697,715 flow through shares at a price of $0.35 per share for total proceeds of $244,200. In accordance of the terms of this offering, the Company renounced all exploration and development expenditures incurred from the proceeds of this offering to the purchasers of the flow-through shares.

To the Shareholders of Circumpacific Energy Corporation:

We have audited the balance sheets of Circumpacific Energy Corporation as at June 30, 2001 and 2000 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Sadovnick Telford + Skov

SADOVNICK TELFORD + SKOV
Chartered Accountants
Vancouver, B.C.
August 17, 2001

As at June 30	Note	2001	2000
ASSETS			
Current			
Cash		$ 157,501	$ 893,670
Accounts receivable		438,012	265,180
Prepaid expenses and advances		359,591	219,994
Notes receivable	3	790,000	–
Due from related parties	4	771,725	–
		2,516,829	1,378,844
Investments	5	132,178	99,427
Petroleum properties and equipment	6	8,124,579	5,857,648
		$ 10,773,586	$ 7,335,919
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ 552,565	$ 213,946
Due to related parties	4	–	746,571
		552,565	960,517
Bank loan	7	3,100,000	1,900,000
		3,652,565	2,860,517
Commitments	9		
SHAREHOLDERS' EQUITY			
Share capital	8	7,231,032	5,034,139
Deficit		(110,011)	(558,737)
		7,121,021	4,475,402
		$ 10,773,586	$ 7,335,919

Approved by the Directors:

Phillip F. Kelso, Director

Charles Ross, Director

Statement of operations

For the years ended June 30	Note	2001	2000
Revenue			
Oil and gas		$ 3,407,712	$ 2,894,676
Royalties		(630,270)	(527,985)
Other income		110,794	14,454
		2,888,236	2,381,145
Expenses			
General and administrative (schedule)		668,486	422,033
Interest and financing		229,482	141,476
Operating			
(net of $67,992 recoveries, 2000-$54,159)		726,638	683,493
		1,624,606	1,120,244
Cash flow generated from operations		1,263,630	1,260,901
Amortization and depletion		(814,904)	(856,623)
		448,726	404,278
Provision for income taxes	10	–	–
Net earnings for the year		$ 448,726	$ 404,278
Earnings per share			
Basic		$ 0.02	$ 0.02
Fully Diluted		$ 0.02	$ 0.02

Statement of deficit

For the years ended June 30	Note	2001	2000
Deficit – beginning of year		$ (558,737)	$ (963,015)
Net (earnings) loss for the year		448,726	404,278
Deficit – end of year		$ (110,011)	$ (558,737)

Statement of cash flows

For the years ended	Note	2001	2000
Operating activities:			
Net earnings for the year		$ 448,726	$ 404,278
Items not affecting cash			
Amortization and depletion		814,904	856,623
		1,263,630	1,260,901
Changes in non-cash working capital items		(763,810)	(240,410)
		499,820	1,020,491
Investing activities:			
Acquisition of petroleum properties and equipment		(4,045,085)	(2,487,097)
Proceeds from sale of petroleum properties and equipment		963,250	–
Increase in investments		(32,751)	(11,172)
Recovery of advances–Albanian oil project		–	513,174
		(3,114,586)	(1,985,095)
Financing activities			
Bank loan advances		1,200,000	650,000
Net advances from (to) related parties		(1,518,296)	446,764
Issuance of capital stock		2,196,893	725,000
		1,878,597	1,280,992
Net (decrease) increase in cash during the year		(736,169)	857,160
Cash – beginning of year		893,670	36,510
Cash – end of year		$ 157,501	$ 893,670

Notes to the financial statements

Note 1
Nature of business

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition, exploration and development of petroleum and natural gas interests.

Note 2
Summary of significant accounting policies

Petroleum Properties and Equipment

i) Capitalized costs – The Company follows the full cost method of accounting for oil and gas properties whereby all costs, less any incentives, related to the acquisition, exploration and development of oil and gas reserves are capitalized. These costs include land acquisition costs, geological and geophysical expenses, the costs of drilling both productive and non-productive wells, non-producing lease rentals and directly related general and administrative expenses. All costs are accumulated in separate cost pools on a country-by-country basis. Proceeds received from the disposal of properties are normally credited against accumulated costs. When a significant portion of the properties is sold, a gain or loss is recorded and reflected in the statement of operations.

ii) Depletion – Depletion of oil and gas properties and amortization of production facilities and equipment are calculated using the unit-of-production method based on estimated proven oil and gas reserves as determined by independent reservoir engineers. For the purposes of the depletion calculation, proven oil and gas reserves before royalties are converted to a common unit of measurement.

The estimated costs for developing proved undeveloped reserves, future site restoration and abandonments, net of estimated salvage values, are provided for on the unit-of-production method included in the provision for depletion and amortization.

iii) Ceiling test – The carrying value of the Company's petroleum and gas properties and equipment is compared annually to an estimate of future net revenues from the production of proven reserves using product prices in effect at the year end, net of future operating, administrative, financial, and future site restoration expenses and income taxes. Should this comparison indicate an excess carrying value, the excess would be charged to operations.

iv) Other capital assets – Other capital assets are amortized over their estimated useful lives on a declining balance basis as follows:

Furniture and equipment 20%-30%

In the year a capital asset is acquired, management deems it to be acquired midway through the fiscal year and accordingly the amortization taken is restricted to one-half of the normal rate. Amortization will not be taken in the year of disposal.

Joint operations – Substantially all of the Company's exploration and production activities related to oil and gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

Earnings (loss) per share – Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per common share is calculated assuming the exercise of outstanding options and warrants.

Translation of Foreign Currencies – Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange prevailing on the date of the balance sheet. Revenues and expenditures are translated into their Canadian dollar equivalents at exchange rates prevailing on the transaction date.

The exchange gains and losses on settlement or transaction of a foreign currency denominated monetary item or a non-monetary item carried at market is included in the determination of net earnings for the current year.

Investments – Investments are recorded at the lower of cost and market value. Investments are written down for permanent decline in value.

Measurement uncertainty – The amounts recorded for depletion and depreciation of property, plant and equipment for future site restoration and abandonment are based on estimates of reserves and future costs. By their nature, these estimates and those related to the future cash flows used to assess impairment are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Financial instruments and financial risk

i) **Fair value of financial instruments** – The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

ii) **Concentration** – The Company's revenue is dependent on a wide customer base and bad debts have not been significant. As such, concentrations of credit risk are considered to be minimal. Revenue is also dependent on the price and demand for oil and natural gas. Any substantial reduction in either the price of oil and natural gas or the volume sold could adversely affect the Company's operating results.

Income taxes – The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

Flow through shares – A portion of the Company's exploration and development activities is financed through proceeds received from the issue of flow through shares. Under the terms of the flow through share issues, the tax attributes of the related expenditures are renounced to the share subscribers. To recognize the forgone tax benefits, the carrying value of the Company's petroleum properties and equipment and the flow through shares issued are recorded net of the tax benefit of the renouncements when the qualifying expenditures occur.

Note 3 Notes receivable

During the year, the Company sold certain petroleum properties and equipment to 860727 Alberta Limited, a related party, for a total consideration of $790,000 comprised of notes receivable. The notes receivable accrues interest at 6% per annum and will be due on December 31, 2001. The notes receivable are secured by 100% of production revenue of these petroleum properties.

Note 4 Due from (to) related parties

The balances so classified are comprised of	2001	2000
Due (to) from related parties		
Drillsearch Energy Limited	$ 188,080	$ (115,214)
Drillsearch Energy (Canada) Inc.	155,946	(645,000)
Drillsearch Energy N.L.-Canadian Branch Operation	37,042	14,302
Transoceanic Securities Pty. Ltd.	368,657	–
860272 Alberta Limited	22,000	–
Pemberly Resources Pty. Limited	–	(659)
	$ 771,725	$ (746,571)

Drillsearch Energy Limited, an Australian public company, is the ultimate parent of Circumpacific Energy Corporation and is the parent company of Drillsearch Energy (Canada) Inc. 860272 Alberta Limited, Transoceanic Securities Pty.Ltd. and Pemberly Resources Pty. Limited are companies with which the President and a director of Circumpacific Energy Corporation are associated.

During the year the Company paid $76,000 (2000 - $25,090) in management fees to its President and companies related to him.

During the year, the Company received $22,000 (2000 - $39,163) in overhead recovery fees from Drillsearch Energy Limited - Canadian Branch Operations, $179,160 (2000 - $244,187) from Drillsearch Energy (Canada) Inc. and $22,000 (2000 - $ Nil) from 860272 Alberta Limited. The total amount of intercompany overhead recoveries was $221,160 (2000 - $283,350).

During the year, the Company paid $242,000 (2000 - $ Nil) in management fees and geological services for petroleum properties and equipment to Drillsearch Energy Limited and $ Nil (2000 - $20,784) in fees to various directors.

Included in accounts receivable is $15,299 (2000 - $25,299) due from Drillsearch Energy Limited - Canadian Branch Operations.

Note 5
Investments

Investments are comprised of:

	2001	2000
3,000,929 shares (2000 - 2,158,000) of Drillsearch Energy Limited, an Australian corporation, market value of $105,633 (2000 - $82,163)	$ 132,178	$ 99,427

Drillsearch Energy Limited, the ultimate parent of Circumpacific Energy Corporation, is listed on the Australian Stock Exchange.

Note 6
Petroleum properties and equipment

Petroleum properties and equipment are comprised of:

	2001			2000
	Cost	Accumulated depletion and depreciation	Net book value	Net book Value
Petroleum properties and equipment	$ 12,018,629	$ 3,961,955	$ 8,056,674	$ 5,785,521
Office furniture and equipment	213,950	146,045	67,905	72,127
	$ 12,232,579	$ 4,108,000	$ 8,124,579	$ 5,857,648

Note 7
Bank loan

The bank loan consists of:	2001	2000
Revolving line of credit	$ 3,100,000	$ 1,900,000

The Company has a revolving line of credit of $3,500,000 (2000 - $3,000,000) with a Canadian financial institution bearing interest at bank prime rate plus 0.75% per annum. The loan is secured by the following: a) General Security Agreement and all present and after acquired personal property; b) Accounts receivable including specific assignment of all oil and gas revenues as assigned under the Specific Assignment Proceeds; c) Specific Assignment of Long Term Gas Contracts in excess of thirteen months; d) Debenture providing a fixed charge over certain oil and gas properties and a floating charge over all other assets; e) First Supplemental Debenture providing a fixed charge over certain oil and gas properties and a floating charge over all other assets; Interest paid in the year on this loan totalled $213,605 (2000 - $127,608).

Note 8
Capital stock

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:

Common Shares:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	16,258,923	$ 4,576,859	16,258,923	$ 4,576,859
Issued during the year for cash:				
private placements	6,816,000	2,077,987	–	–
issued under flow-through offering	697,715	196,657	3,000,000	600,000
on exercise of purchase options	150,000	30,000	–	–
For past consulting services	–	–	500,000	125,000
Tax benefit renounced	–	(107,751)	–	(267,720)
Balance, end of year	27,422,638	$ 7,231,032	19,758,923	$ 5,034,139

During the year, 3,888,000 Special Warrants were converted to 3,888,000 common shares of the Company:

a) The Company issued a total of 3,888,000 Special Warrants on October 4, 2000 at a price of $0.33 per Special Warrant for gross proceeds of $1,283,040 and net to the Company was $1,135,225. Each Special Warrant is convertible into one Unit, comprising one common share and one-half non-transferable share purchase warrant. One share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 4, 2001, and at a price of $0.50 per share thereafter to April 4, 2002. The agent for this offering was paid a fee of $0.03 per Special Warrant and was issued 388,800 Special Warrants in consideration of its services.

b) The Company issued a total of 2,928,000 Special Warrants on October 25, 2000 at a price of $0.36 per Special Warrant for gross proceeds of $1,054,080 and net to the company was $942,762. Each Special Warrant is convertible into one Unit, comprising one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 25, 2001, and at a price of $0.50 per share thereafter to April 25, 2002.

A subsidiary company of Drillsearch Energy Limited, the ultimate parent of the Company, acquired 1,111,000 Special Warrants of this offering. During the year, 2,928,000 Special Warrants were converted to

2,928,000 common shares of the Company. A finder's fee of 27,100 Special Warrants was paid in connection with a portion of this offering.

c) Private Placement Flow Through Offering – The Company offered 5,715,000 flow through common shares on a private placement basis, at a price of $0.35 per share. The Company's agent received $21,978 as a cash financing fee of 9% in the offering and also received 68,371 warrants for the purchase of shares being equal to 10% of the number of shares sold in the offering. The broker's warrant will be exercisable at a price of $0.35 per share in the first twelve months and at a price of $0.50 per share for the ensuing six months. In accordance with the terms of this offering, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce all exploration and development expenditures incurred from the proceeds of this offering to the purchasers of the flow through shares.

As at June 30, 2001, 697,715 flow through common shares were subscribed and fully paid for gross proceeds of $244,200 and net to the Company was $196,657.

d) During the prior year, the Company issued 3,000,000 Flow Through Shares at $0.20 per share with a placement date of October 19, 1999 and a commitment date of November 2, 1999. A one-half common share purchase warrant is attached to each Flow Through Share. The warrants are not saleable or transferable. In accordance with the terms of its Flow Through share offerings, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce $600,000, for income tax purposes, exploration and development expenditures incurred to holders of its flow through shares.

The carrying value of petroleum properties and equipment and capital stock have been reduced by $375,471 at June 30, 2001 to reflect the tax benefits of the expenditures renounced $107,751 (2000-$267,720).

e) As at June 30, 2001, the following non-transferable share purchase options to directors, officers and employees were outstanding:

Number Outstanding	Exercise Price per share	Expiry date
1,570,000	$0.25	March 7, 2003
1,300,892	$0.20	October 8, 2003
700,000	$0.25	February 15, 2005

As at June 30, 2001, the following share purchase warrants were outstanding:

i)	1,250,000	– exercisable at $0.20 on or before October 1, 2001
	250,000	– exercisable at $0.25 on or before November 2, 2001
ii)	1,944,000	– exercisable at $0.36 on or before October 4, 2001
		– exercisable at $0.50 on or before April 4, 2002
iii)	583,200	– exercisable at $0.36 on or before October 4, 2001
		– exercisable at $0.50 on or before April 4, 2002
iv)	2,928,000	– exercisable at $0.36 on or before October 25, 2001
		– exercisable at $0.50 on or before April 25, 2002
v)	54,200	– exercisable at $0.36 on or before October 25, 2001
		– exercisable at $0.50 on or before April 25, 2002
vi)	68,371	– exercisable at $0.36 on or before January 25 2001
		– exercisable at $0.50 on or before July 25, 2002

Note 9 Commitments

As at June 30, 2001 the Company had commitments for rental of office space and equipment leases. The minimum payments for the next five years are as follows:

2002 – $ 80,822; 2003 – $ 25,834; 2004 – Nil; 2005 – Nil; 2006 – Nil

Note 10 Income taxes

The provision for income taxes differs from the result which would be obtained by applying the combined Canadian federal and provincial income tax rate of 44.12% (2000-44.62%) to income before income taxes.

The difference results from the following items:	2001	2000
Computed Expected Provision for Income Taxes	$ 197,978	$ 180,389
Increase (decrease) in Tax Resulting From:		
Non-deductible Crown Payments	41,835	14,075
Alberta Royalty Tax Credit	(10,459)	(4,605)
Resource Allowance	(229,354)	(189,814)
	$ –	$ –

The Company has tax pools of approximating $8.18 million which are available for application against future years' taxable income.

Note 11 Hedging

The Company entered into two fixed price contracts to sell crude oil to hedge against price fluctuation as follows:

Effective date	Oil quantity per month	Hedging price	Term
August 1, 2000	2,000 barrels	US $26.68	1 year
November 9, 2000	400 barrels	US $30.00	9 months

Note 12 Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Corporate information



Directors

Philip F. Kelso (Chairman)
Sydney, Australia

Charles E. Ross
Vancouver, BC

Malcolm B. Fraser
Vancouver, BC

Michael B. Silver
Sydney, Australia

Officers

Philip F. Kelso
President & C.E.O.

W.R. (Bill) May
V.P. Canadian Operations & C.O.O.

M.L. (Mel) Sailer
C.F.O.

Charles E. Ross
Corporate Secretary

Howard V. Renshaw
Financial Advisor

Bankers
Alberta Treasury Branches
239 - 8th Avenue S.W.
Calgary, Alberta T2P IB9

Legal counsel
Blain & Company
1000, 645 - 7h Avenue S.W.
Calgary, Alberta T2P 4G8

Dumoulin Black
10th Floor, 595 Howe Street
Vancouver, B.C. Y6C 2T5

Auditors
Sadovnick Telford & Skov
6th Floor, 543 Granville Street
Vancouver, B.C. V6C IXS

Reserve engineers
Paddock Lindstrom & Associates
2000, 801 - 6th Avenue S.W.
Calgary, Alberta T2P 3W2

Transfer agent & registrar
Pacific Corporate Trust Company
10th Floor, 830 - 625 Howe Street
Vancouver, B.C. V6C 3B8

Stock exchange listing
Canadian Venture Exchange
Symbol: CER

Investor relations
2110 - 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Tel: (604) 688-5007
Fax: (604) 681-5259

Corporate address
Circumpacific Energy Corporation
1540, 700 – 6th Avenue SW
Calgary, Alberta T2P 0T8
Tel: (403) 265-7667
Fax: (403) 263-8097

E-mail: corporate@circumpacific.com
Web site: www.circumpacific.com

Circumpacific Energy Corporation
1540, 700 – 6th Avenue SW
Calgary, Alberta T2P 0T8
Tel: (403) 265-7667 Fax: (403) 263-8097

Printed in Canada

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
	___	Schedules B&C
	Place X is appropriate category)	

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR PERIOD ENDED	June 30, 2001
DATE OF REPORT	October 10, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Charles Ross	"Charles Ross"	01/10/11
Malcolm Fraser	"Malcolm Fraser"	01/10/11

AUDITORS' REPORT

To the Shareholders of **Circumpacific Energy Corporation**:

We have audited the balance sheets of **Circumpacific Energy Corporation** as at June 30, 2001 and 2000 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Sadovnick Telford & Skov"
CHARTERED ACCOUNTANTS

Vancouver, B.C.
August 17, 2001

CIRCUMPACIFIC ENERGY CORPORATION

BALANCE SHEETS

AS AT JUNE 30, 2001 AND 2000

	Note Reference	2001	2000
ASSETS			
CURRENT			
Cash		$ 157,501	$ 893,670
Accounts receivable		438,012	265,180
Prepaid expenses and advances		359,591	219,994
Notes receivable	3	790,000	-
Due from related parties	4	771,725	-
		2,516,829	1,378,844
INVESTMENTS	5	132,178	99,427
PETROLEUM PROPERTIES AND EQUIPMENT	6	8,124,579	5,857,648
		$10,773,586	$7,335,919
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$ 552,565	$ 213,946
Due to related parties	4	-	746,571
		552,565	960,517
BANK LOAN	7	3,100,000	1,900,000
		3,652,565	2,860,517
COMMITMENTS	9		
SHAREHOLDERS' EQUITY			
CAPITAL STOCK	8	7,231,032	5,034,139
DEFICIT		(110,011)	(558,737)
		7,121,021	4,475,402
		$10,773,586	$7,335,919

APPROVED BY THE DIRECTORS:

_______________ Director
Malcolm Fraser

_______________ Director
Charles Ross

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENTS OF DEFICIT

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	2001	2000
DEFICIT – BEGINNING OF YEAR	$(558,737)	$(963,015)
Net earnings for the year	448,726	404,278
DEFICIT – END OF YEAR	$(110,011)	$(558,737)

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	Note Reference	2001	2000
REVENUE			
Oil and gas		$3,407,712	$2,894,676
Royalties		(630,270)	(527,985)
Other income		110,794	14,454
		2,888,236	2,381,145
EXPENSES			
General and administrative (Schedule)		668,486	295,275
Interest and financing		229,482	141,476
Operating (Net of $67,992 recoveries, 2000-$ 54,159)		726,638	683,493
		1,624,606	1,120,244
CASH FLOW GENERATED FROM OPERATIONS		1,263,630	1,260,901
AMORTIZATION AND DEPLETION		(814,904)	(856,623)
EARNINGS BEFORE INCOME TAXES		448,726	404,278
PROVISION FOR INCOME TAXES	10	-	-
NET EARNINGS FOR THE YEAR		$ 448,726	$ 404,278
EARNINGS PER SHARE			
- Basic		$ 0.02	$ 0.02
- Diluted		$ 0.02	$ 0.02

CIRCUMPACIFIC ENERGY CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net earnings for the year	$ 448,726	$ 404,278
Items not affecting cash		
Amortization and depletion	814,904	856,623
	1,263,630	1,260,901
Changes in non-cash working capital items	(763,810)	(240,410)
	499,820	1,020,491
INVESTING ACTIVITIES		
Acquisition of petroleum properties and equipment	(4,045,085)	(2,487,097)
Proceeds from sale of petroleum properties and equipment	963,250	-
Increase in investments	(32,751)	(11,172)
Recovery of advances – Albanian oil project	-	513,174
	(3,114,586)	(1,985,095)
FINANCING ACTIVITIES		
Bank loan advances	1,200,000	650,000
Net advances (to) from related parties	(1,518,296)	446,764
Issuance of capital stock	2,196,893	725,000
	1,878,597	1,821,764
NET (DECREASE) INCREASE IN CASH DURING THE YEAR	(736,169)	857,160
CASH – BEGINNING OF YEAR	893,670	36,510
CASH – END OF YEAR	$ 157,501	$ 893,670

NOTE 1 - NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition, exploration and development of petroleum and natural gas interests.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Petroleum Properties and Equipment

i) Capitalized costs

The Company follows the full cost method of accounting for oil and gas properties whereby all costs, less any incentives, related to the acquisition, exploration and development of oil and gas reserves are capitalized. These costs include land acquisition costs, geological and geophysical expenses, the costs of drilling both productive and non-productive wells, non-producing lease rentals and directly related general and administrative expenses. All costs are accumulated in separate cost pools on a country-by-country basis. Proceeds received from the disposal of properties are normally credited against accumulated costs. When a significant portion of the properties is sold, a gain or loss is recorded and reflected in the statement of operations.

ii) Depletion

Depletion of oil and gas properties and amortization of production facilities and equipment are calculated using the unit-of-production method based on estimated proven oil and gas reserves as determined by independent reservoir engineers. For the purposes of the depletion calculation, proven oil and gas reserves before royalties are converted to a common unit of measurement.

The estimated costs for developing proved undeveloped reserves, future site restoration and abandonments, net of estimated salvage values, are provided for on the unit-of-production method included in the provision for depletion and amortization.

iii) Ceiling test

The carrying value of the Company's petroleum and gas properties and equipment is compared annually to an estimate of future net revenues from the production of proven reserves using product prices in effect at the year end, net of future operating, administrative, financial, and future site restoration expenses and income taxes. Should this comparison indicate an excess carrying value, the excess would be charged to operations.

iv) Other capital assets

Other capital assets are amortized over their estimated useful lives on a declining balance basis as follows:

Furniture and equipment	20% - 30%

In the year a capital asset is acquired, management deems it to be acquired midway through the fiscal year and accordingly the amortization taken is restricted to one-half of the normal rate. Amortization will not be taken in the year of disposal.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Joint operations

Substantially all of the Company's exploration and production activities related to oil and gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per common share is calculated assuming the exercise of outstanding options and warrants.

Translation of Foreign Currencies

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange prevailing on the date of the balance sheet. Revenues and expenditures are translated into their Canadian dollar equivalents at exchange rates prevailing on the transaction date.

The exchange gains and losses on settlement or transaction of a foreign currency denominated monetary item or a non-monetary item carried at market is included in the determination of net earnings for the current year.

Investments

Investments are recorded at the lower of cost and market value. Investments are written down for permanent decline in value.

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment for future site restoration and abandonment are based on estimates of reserves and future costs. By their nature, these estimates and those related to the future cash flows used to assess impairment are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Financial Instruments and Financial Risk

i) Fair value of financial instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

ii) Concentration

The Company's revenue is dependent on a wide customer base and bad debts have not been significant. As such, concentrations of credit risk are considered to be minimal. Revenue is also dependent on the price and demand for oil and natural gas. Any substantial reduction in either the price of oil and natural gas or the volume sold could adversely affect the Company's operating results.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

Flow Through Shares

A portion of the Company's exploration and development activities is financed through proceeds received from the issue of flow through shares. Under the terms of the flow through share issues, the tax attributes of the related expenditures are renounced to the share subscribers. To recognize the forgone tax benefits, the carrying value of the Company's petroleum properties and equipment and the flow through shares issued are recorded net of the tax benefit of the renouncements when the qualifying expenditures occur.

NOTE 3 - NOTES RECEIVABLE

During the year, the Company sold certain petroleum properties and equipment to 860727 Alberta Limited, a related party, for a total consideration of $790,000 comprised of notes receivable. The notes receivable accrues interest at 6% per annum and will be due on December 31, 2001. The notes receivable are secured by 100% of production revenue of these petroleum properties.

NOTE 4 - DUE FROM (TO) RELATED PARTIES

The balances so classified are comprised of:

	2001	2000
Due (to) from related parties		
Drillsearch Energy Limited	$188,080	$(115,214)
Drillsearch Energy (Canada) Inc.	155,946	(645,000)
Drillsearch Energy Limited.-Canadian Branch Operation	37,042	14,302
Transoceanic Securities Pty. Ltd.	368,657	-
860272 Alberta Limited	22,000	-
Pemberly Resources Pty. Limited	-	(659)
	$771,725	$(746,571)

Drillsearch Energy Limited, an Australian public company, is the ultimate parent of Circumpacific Energy Corporation and is the parent company of Drillsearch Energy (Canada) Inc. 860272 Alberta Limited, Transoceanic Securities Pty.Ltd. and Pemberly Resources Pty. Limited are companies with which the President and a director of Circumpacific Energy Corporation are associated.

During the year the Company paid $76,000 (2000 - $25,090) in management fees to its President and companies related to him.

NOTE 4 - DUE FROM (TO) RELATED PARTIES (Cont'd)

During the year, the Company received $22,000 (2000 - $39,163) in overhead recovery fees from Drillsearch Energy Limited - Canadian Branch Operations, $179,160 (2000 - $244,187) from Drillsearch Energy (Canada) Inc. and $22,000 (2000 - $ Nil) from 860272 Alberta Limited. The total amount of intercompany overhead recoveries was $221,160 (2000 - $283,350).

During the year, the Company paid $242,000 (2000 - $ Nil) in management fees and geological services for petroleum properties and equipment to Drillsearch Energy Limited and $ Nil (2000 - $20,784) in fees to various directors.

Included in accounts receivable is $15,299 (2000 - $25,299) due from Drillsearch Energy Limited - Canadian Branch Operations.

NOTE 5 - INVESTMENTS

Investments are comprised of:

	2001	2000
3,000,929 (2000 - 2,158,000) shares of Drillsearch Energy Limited., an Australian corporation, market value of $105,633 (2000 - $82,163)	$ 132,178	$ 99,427

Drillsearch Energy Limited, the ultimate parent of Circumpacific Energy Corporation, is listed on the Australian Stock Exchange.

NOTE 6 - PETROLEUM PROPERTIES AND EQUIPMENT

Petroleum properties and equipment are comprised of:

	2001			2000
	Cost	Accumulated Depletion & Amortization	Net Book Value	Net Book Value
Petroleum properties and equipment	$12,018,629	$3,961,955	$8,056,674	$5,785,521
Office furniture and equipment	213,950	146,045	67,905	72,127
	$12,232,579	$4,108,000	$8,124,579	$5,857,648

NOTE 7 - BANK LOAN

The bank loan consists of:

	2001	2000
Revolving line of credit	$3,100,000	$1,900,000

The Company has a revolving line of credit of $3,500,000 (2000 - $3,000,000) with a Canadian financial institution bearing interest at bank prime rate plus 0.75% per annum. The loan is secured by the following:

a) General Security Agreement and all present and after acquired personal property;
b) Accounts receivable including specific assignment of all oil and gas revenues as assigned under the Specific Assignment Proceeds;
c) Specific Assignment of Long Term Gas Contracts in excess of thirteen months;
d) Debenture providing a fixed charge over certain oil and gas properties and a floating charge over all other assets;
e) First Supplemental Debenture providing a fixed charge over certain oil and gas properties and a floating charge over all other assets;

Interest paid in the year on this loan totalled $213,605 (2000 - $127,608).

NOTE 8 - CAPITAL STOCK

Authorized:

The authorized shares consist of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

Issued:
Common Shares:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	19,758,923	$5,034,139	16,258,923	$4,576,859
Shares issued during the year for cash:				
- Private placements	6,816,000	2,077,987	-	-
- Issued under flow-through offering	697,715	196,657	3,000,000	600,000
- On the exercise of purchase options	150,000	30,000	-	-
For past consulting services	-	-	500,000	125,000
Tax benefit renounced	-	(107,751)	-	(267,720)
	7,663,715	2,196,893	3,500,000	457,280
Balance, end of year	27,422,638	$7,231,032	19,758,923	$5,034,139

NOTE 8 - CAPITAL STOCK (Cont'd)

During the year, 3,888,000 Special Warrants were converted to 3,888,000 common shares of the Company

a) The Company issued a total of 3,888,000 Special Warrants on October 4, 2000 at a price of $0.33 per Special Warrant for gross proceeds of $1,283,040 and net to the Company was $1,135,225. Each Special Warrant is convertible into one Unit, comprising one common share and one-half non-transferable share purchase warrant. One share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 4, 2001, and at a price of $0.50 per share thereafter to April 4, 2002.

   The agent for this offering was paid a fee of $0.03 per Special Warrant and was issued 388,800 Special Warrants in consideration of its services.

b) The Company issued a total of 2,928,000 Special Warrants on October 25, 2000 at a price of $0.36 per Special Warrant for gross proceeds of $1,054,080 and net to the company was $942,762. Each Special Warrant is convertible into one Unit, comprising one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the investor to purchase an additional one share at a price of $0.36 per share up to October 25, 2001, and at a price of $0.50 per share thereafter to April 25, 2002.

   A subsidiary company of Drillsearch Energy Limited, the ultimate parent of the Company, acquired 1,111,000 Special Warrants of this offering.

   During the year, 2,928,000 Special Warrants were converted to 2,928,000 common shares of the Company.

   A finder's fee of 27,100 Special Warrants was paid in connection with a portion of this offering.

c) Private Placement Flow Through Offering

   The Company offered 5,715,000 flow through common shares on a private placement basis, at a price of $0.35 per share. The Company's agent received $21,978 as a cash financing fee of 9% in the offering and also received 68,371 warrants for the purchase of shares being equal to 10% of the number of shares sold in the offering. The broker's warrant will be exercisable at a price of $0.35 per share in the first twelve months and at a price of $0.50 per share for the ensuing six months. In accordance with the terms of this offering, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce all exploration and development expenditures incurred from the proceeds of this offering to the purchasers of the flow through shares.

   As at June 30, 2001, 697,715 flow through common shares were subscribed and fully paid for gross proceeds of $244,200 and net to the Company was $196,657.

NOTE 8 - CAPITAL STOCK (Cont'd)

d) During the prior year, the Company issued 3,000,000 Flow Through Shares at $0.20 per share with a placement date of October 19, 1999 and a commitment date of November 2, 1999. A one-half common share purchase warrant is attached to each Flow Through Share. The warrants are not saleable or transferable. In accordance with the terms of its Flow Through share offerings, and pursuant to certain provisions of the Income Tax Act (Canada), the Company is committed to renounce $600,000, for income tax purposes, exploration and development expenditures incurred to holders of its flow through shares.

The carrying value of petroleum properties and equipment and capital stock have been reduced by $375,471 at June 30, 2001 to reflect the tax benefits of the expenditures renounced $107,751 (2000-$267,720).

e) As at June 30, 2001, the following non-transferable share purchase options to directors, officers and employees were outstanding:

Number Outstanding	Exercise Price per Share	Expiry Date
1,570,000	$ 0.25	March 7, 2003
1,300,892	$ 0.20	October 8, 2003
700,000	$ 0.25	February 15, 2005

f) As at June 30, 2001, the following share purchase warrants were outstanding:

i)	1,250,000	–	exercisable at $0.25 per share on or before October 1, 2001
	250,000	–	exercisable at $0.25 per share on or before November 2, 2001
ii)	1,944,000	–	exercisable at $0.36 per share on or before October 4, 2001
			exercisable at $0.50 per share on or before April 4, 2002
iii)	583,200	–	exercisable at $0.36 per share on or before October 4, 2001
			exercisable at $0.50 per share on or before April 4, 2002
iv)	2,928,000	–	exercisable at $0.36 per share on or before October 25, 2001
			exercisable at $0.50 per share on or before April 25, 2002
v)	54,200	–	exercisable at $0.36 per share on or before October 25, 2001
			exercisable at $0.50 per share on or before April 25, 2002
vi)	68,371	–	exercisable at $0.35 per share on or before January 25, 2002
			exercisable at $0.50 per share on or before July 25, 2002

NOTE 9 – COMMITMENTS

As at June 30, 2001 the Company had commitments for rental of office space and equipment leases. The minimum payments for the next five years are as follows:

2002	$ 80,822
2003	25,834
2004	Nil
2005	Nil
2006	Nil

NOTE 10 – INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the combined Canadian federal and provincial income tax rate of 44.12% (2000-44.62%) to income before income taxes. The difference results from the following items:

	2001	2000
Computed Expected Provision for Income Taxes	$ 197,978	$ 180,389
Increase (decrease) in Tax Resulting From:		
Non-deductible Crown Payments	41,835	14,075
Alberta Royalty Tax Credit	(10,459)	(4,650)
Resource Allowance	(229,354)	(189,814)
	$ -	$ -

The Company has tax pools of approximating $8.18 million which are available for application against future years' taxable income.

NOTE 11 - HEDGING

The Company entered into two fixed price contracts to sell crude oil to hedge against price fluctuation as follows:

Effective Date	Oil Quantity Per month	Hedging Price	Term
August 1, 2000	2,000 barrels	US $26.68	1 year
November 9, 2000	400 barrels	US $30.00	9 months

NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

CIRCUMPACIFIC ENERGY CORPORATION

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	Note Reference	2001	2000
Communications		$ 17,798	$ 17,678
Computer services		58,218	30,149
Consulting fees		93,704	31,823
Corporate		161,296	24,355
Directors' fees and expenses		36,168	35,784
Equipment rental and lease costs		5,670	5,484
Insurance		16,956	11,322
Management fees	4	76,000	25,000
Occupancy costs		91,498	85,304
Office and miscellaneous		20,092	15,168
Professional fees		48,717	56,825
Reserve evaluation and property records		16,884	14,211
Salaries and benefits		252,745	246,150
Travel and promotion		55,744	29,607
		951,490	628,860
Less: Overhead recovery		(283,004)	(333,585)
		$ 668,486	$ 295,275

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X_ Schedules B&C
Place X is appropriate category)

NAME OF ISSUER	Circumpacific Energy Corporation
ISSUER ADDRESS	1540 – 700 – 6th Avenue SW, Calgary, Alberta, T2P 0T8
ISSUER TELEPHONE NUMBER	(403) 265-7667
CONTACT PERSON	Howard Renshaw
CONTACT'S POSITION	Corporate and Financial Development Advisor
CONTACT TELEPHONE NUMBER	(403) 265-7667
FOR PERIOD ENDED	June 30, 2001
DATE OF REPORT	October 11, 2001
CONTACT E-MAIL ADDRESS	corporate@circumpacific.com
WEBSITE ADDRESS	www.circumpacific.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Charles Ross	"Charles Ross"	01/10/11
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Malcolm Fraser	"Malcolm Fraser"	01/10/11
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended June 30, 2001 and 2000

SCHEDULE B:

1(a) Breakdown on General and Administrative Expenses

	2001	2000
Communications	$ 17,798	$ 17,678
Computer Services	58,218	30,149
Consulting Fees	93,704	31,823
Corporate	161,296	24,355
Directors fees and expenses	36,168	17,784
Equipment rental and lease costs	5,670	5,484
Insurance	16,956	11,322
Management fees	76,000	25,000
Occupancy costs	91,498	85,304
Office and miscellaneous	20,092	15,168
Professional fees	48,717	56,825
Reserve evaluation	16,884	14,211
Salaries and benefits	252,745	264,150
Travel and promotion	55,744	29,607
	951,490	628,860
Less: Overhead recovery	(283,004)	(333,585)
	$ 668,486	$ 295,275

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended June 30, 2001 and 2000

SCHEDULE B:

1(b) Breakdown of Operating Expenses

	2001	2000
Chemicals and dewaxing	$ 36,981	$ 20,210
Contract operating	83,656	76,225
Emulsion treating	69,267	59,806
Equipment rentals, parts and supplies	30,170	26,980
Fuel/lease fuel	41,725	29,023
Gas gathering and processing charges	51,017	53,000
Lease rentals	35,157	34,956
Miscellaneous	53,637	38,611
Overhead	44,051	42,481
Power and utilities	44,051	32,810
Property taxes	16,227	37,948
Partner operated expenses	17,494	65,242
Repairs & maintenance	130,140	90,217
Remedial and workover	39,741	236,771
Trucking	101,316	93,372
Process recoveries	(67,992)	(54,159)
	$ 726,638	$ 683,493

CIRCUMPACIFIC ENERGY CORPORATION

for the period ended June 30, 2001

SCHEDULE B:

2 RELATED PARTY TRANSACTIONS

See Note 4 in the Financial Statements

3(a) Summary of securities issued during period.
See Note 8 in the Financial Statements

3(b) Summary of Options Granted during the period.

Cheryl Jones Mackay	50,000
Tony Moeskops	50,000
Mel Sailer	50,000
William May	400,000
Fred Buccini	100,000
Roy Beavers	50,000
	700,000

4. Summary of Securities at the end of the reporting period.

See Note 8 in the Financial Statements.

5. List of Directors and Officers as at June 30, 2001:

Philip F. Kelso (Chairman)
Malcolm Fraser
Charles E. Ross
Michael Silver

Philip F. Kelso	President and C.E.O.
Brian Wilkinson	Interim C.O.O.
M.L. (Mel) Sailer	Controller
W.R. (Bill) May	V.P. Exploration
Charles E. Ross	Secretary

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. INCORPORATION

The Company was incorporated in the Province of British Columbia on October 14, 1987 pursuant to the Company Act (*British Columbia*) under the name Re-Bob Gold Inc. The Company's shareholders passed a special resolution on April 26, 1989 to change the name of the Company to Circumpacific Energy Corporation, which became effective May 17, 1989. At the Company's annual general meeting held on December 18, 1996 the members passed a special resolution to continue the Company's domicile from the Province of British Columbia to the Yukon Territory, which became effective on June 16, 1997.

The head office and principal address of the Company is located at Suite 1540, 700 – 6th Avenue S.W., Calgary, Alberta T2P 0T8. The registered office of the Company is located at 204 Lambert Street, Suite 200, Whitehorse, Yukon Y1A 3T2. The Company has no subsidiaries.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Under an Initial Public Offering completed on January 11, 1990, the Company obtained a listing on the Vancouver Stock Exchange and became a "reporting issuer" for the purposes of the B.C. Securities Act.

The Company currently trades under the trading symbol CER on the CDNX that was formed on November 29, 1999 as a result of the merger of The Alberta Stock Exchange (the "ASE") and the Vancouver Stock Exchange (the "VSE"). The Company has been in the business of oil and gas exploration and development since its initial public listing.

NATURE OF BUSINESS OF COMPANY

The Company

The Company is engaged in the business of exploration and, when warranted, development of petroleum and natural gas properties in the Provinces of Alberta, British Columbia, and Saskatchewan. Growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploration potential through additional drilling and/or facility optimization, and through joint venture and farm-in arrangements.

Corporate Strategies

CER principle objective is to increase production and reserves through full cycle exploration and development of its properties. Entering into joint venture and farm-in arrangements, to achieve the following growth objectives, will augment this. In addition, the Company's growth objectives will be met through strategic mergers and/or investments in oil and gas production, exploration and development plays.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Total revenue for the 12 months to June 30, 2001 of $3,518,505 was 21% higher than last year. Net cash flow is basically unchanged from the prior period.

Total BOE's of 251 for the current 12 months is 8% less than the prior period, but the price of $38.46/BOE is 32% higher than last year. Operating costs per BOE increased 16% from the prior period to $7.94 per BOE. Operating netbacks increased 39% for the year to $23.63 per BOE.

Major Developments During 2000/2001

EXPLORATION

The corporate target is to grow the company to 1200 boepd by the next corporate year-end. The focus of the exploration initiative is to grow by the drill bit. The Corporation developed a three pronged Exploration growth strategy to achieve the target. The three components of the Exploration strategy are:

LAND Develop a solid land portfolio of un-drilled lands in order to assure a solid base for future growth. Two years ago, CER had only minimal amounts of undrilled lands that were prospective. The future growth potential for the company was limited. In the first half of 2000 Circumpacific initiated an aggressive program of prospect generation and seismic acquisition that translated in to the establishment of a significant land portfolio. In the corporate year 200/2001 Circumpacific successfully implemented a land growth strategy that:

- tripled(↑303%) the company's net land holdings.
- Increased the company's average working interest to ≈ 54%
- Acquired new land holdings at an average price of less than $100/ hectare
- Acquired lands on prospects that are ready to drill

Land Summary 2000/2001			
CER Net Acres	**Producing**	**Non Producing**	**Total**
July 1, 2000	2,997	16,465	**19,46**
July 1, 2001	3,355	55,696	**59,05**
% Change	**11.9%**	**338%**	**303**

Circumpacific's Non Producing lands have been valued at 2.25 $Million by Seaton-Jordon & Assoc. Ltd. on June 29,2001. A powerful component of the land strategy is to obtain high working interest in its properties allows CER the opportunity to bring in Joint Venture/Flow Through partners when required:

- to Minimize drilling capital required
- to Minimize risk

CONVENTIONAL GAS The second prong of the exploration growth strategy is to develop focus activity areas to drive corporate asset growth. These are areas where CER can assimilate a significant land base (>20 sections) with a significant working interest position (>50%) on shallow depth (<1,500 meters), high deliverability gas projects. Preference is given to areas of multi-horizon potential to minimize the risk of dry holes. The combination of respectable well capital costs (<$300,000/well), combined with high individual well production rates (>1mmcf/d gas/well) drive the profitability of these areas. The two focus areas outlined below have been progressed to the drilling stage in the last year. The Talbot Lake project is the most advanced.

1. ***Talbot Lake*** W5, northern. Alta
   - CER is operator and has a 75% working interest in 62 ½ Sections
   - Bluesky Gas @ 350 – 600 meters winter drilling only

CER had an active program last winter with a capital expenditure of $1,800,000, including land, drilling and workovers. That expenditure will be converted into cash flow this winter by the completions & tie-ins of 4 wells in Nov-Dec.2001. The resulting gas production estimated to range from- 2.5 → 3 mmcf/day or add ≈ 500 BOE/day to the corporation. The target for this winter is to drill 5 – 10 new wells whose locations have been delineated by seismic. The size of the program will depend on the size of a flow through share issue this fall. The goal is to exit the year 2002 with the property producing 6 mmcf/d. This property will provide ongoing development and production activity into the year 2004.

2. ***Worsley*** W6 on Peace River Arch all year drilling
   - CER has a 25 → 100% interest in 12 ¾ Sections
   - shallow, multi-prospect, multi-horizon gas exploration acreage(500 — 1200 meters).
   - Multi-horizon, high deliverability gas -up to 5 shallow target zones/well
   - Multiple play types -structural play type -vertically stack 4 zones/well, eg. Montag

CER is still actively acquiring lands in the area. A joint well with Big Horn is planned for November 2001. A 29 km. 2D seismic program is planned for Nov.-Dec., 2001. Further drilling will be dependent on the results of the seismic program but CER plans to drill a further 2 – 4 wells this year.

HIGH IMPACT DEEP GAS: The third prong of the exploration growth strategy is to develop high impact deep gas plays. Each of which is a potential company maker if the well is successful. A discovery well on one of these prospects will have impressive gas reserves and associated gas production rates that could provide some sizzle for the shareholder but the associated risks are high. Downside risks are mitigated through participating with majors in plays that are at the drill ready stage. In each of these plays the major has invested years of effort, millions of dollars in land and 3D seismic and has committed to spend their own drilling dollars in the proposed well but is farming down a portion to CER. Chance of a dry hole on any of these prospects is minimized (usually < 25%) because of the abundance of shallower zones with hydrocarbon potential that must be penetrated in order to hit the target horizon. The goal is to fund these projects through the use of equity, flow thorough, and/or farm-outs in order to preserve CER's capital for our development projects.

CER is currently participating in three High Impact, Deep Gas projects:

1. ***Lambert Project*** W5, in west central Alberta

CER participated with Talisman in 4,800 meter Leduc test at 5-4-52-22W5

- earned 14% in 3 sections, options on 3 more sections
- hydrocarbon potential in the Cardium & Leduc need to be tested
- well is cased and waiting on resolution of partner issues.
- Option well to the Cardium is planned for this winter

2. ***North Ricinus Project*** W5, in west central Alberta

CER participated with Shell in a 39 Km^2 3D seismic survey and as a result

- CER owns 100% in 1 section, earned 25% in 5 sections
- 3D seismic identified a 4,700 meter Leduc pinnacle reef prospect
- due to CER's & Shell's high working interests in the prospect we are looking to find an industry partner to farm-down to.

*3. **Mica Project*** W6, at the Alberta/British Columbia border

CER is participating with Talisman in a 3625 meter Devonian test well @ 9-7-81-13W6. The target is hydrothermally karsted dolomites in the Wabamun similar to the Doe Field 7 miles to the west. Talisman shot 60 Kms^2 of 3D seismic in 2000 that identified the following:

- Wabamun & Baldonnel seismic target horizons at the 9-7 location
- Doig Channel seismic target nearby
- 1 – 3 seismic follow-up step out targets for each horizon

Mica is a prolific hydrocarbon producing area with 20 different geologic horizons that are productive within 15 mi. radius of the proposed 9-7 well. Other potentially productive horizons are the Bluesky, Charlie Lk., Halfway/Doig, Montney, Taylor Flats, Kiskatinaw & Debolt formations.

- 9-7 well is currently drilling and has encountered some significant hydrocarbon shows in shallower zones
- CER (50%) & Talisman jointly acquired 7.7 sections.
- By drilling the 9-7 well CER will earn between 21% - 65% working interest (depending on geologic zone & section) in 6 Talisman sections
- CER, anticipates participating to its 21% -25% in a Doig Channel test to be drilled by Talisman this fall

Further well locations will be selected once the 9-7 well information has been integrated with the 3D seismic.

DEVELOPMENT

Grand Forks

This area is the Company's largest oil producing property in which it operates a battery and six oilwells which contributed 98 bopd in June 2001. In the last year the Company attempted to acquire Husky's offsetting lands that produce 440 bopd in order to capitalize on operational efficiencies and consolidate the

Acquisition of Resource Properties

ALBERTA - Exploration Lands

The Company's undeveloped land inventory has increased significantly over the past year. Net undeveloped acreage is now at 43,696 acres vs 16,465 acres at July 1, 2000.

Darwin

Darwin is located approximately 150 miles northeast of Grand Prairie where the Company recently acquired 100 % interest of oil sands leases in 17 sections of land. Exploration plans are underway.

Peace River

This is Circumpacific's first entrée into the Arch area where it now holds 25 - 100 % interest in 12 sections of land. Exploration strategies have been formulated for a multi zone target. The Company is currently negotiating with offset landholders to expand its representation.

Lambert

Lambert is located approximately 130 miles west of Edmonton. The Company participated in the drilling of a 4,900-meter well, and has earned a 14 % working interest in 3 sections of land with Talisman Oiltech joint venture and expects to re-enter a Devonian test well in the next 6 months. The Company has an option to farm-in on another 3 sections of land to acquire a similar interest.

Ricinus North

Ricinus North is located 90 miles north-west of Calgary where the Company recently earned a 25 % interest in 5 sections of land through participation with an oil and gas Major in a 3D seismic program.

Talbot Lake

As a result of the Winter 2001 program of drilling and re-completions at Talbot Lake Circumpacific, as operator, has earned a 75% working interest in 35 sections of Crown leases from Drillsearch Energy (Canada) Inc. It acquired an additional nine (9) sections at a recent sale of P&NG rights for a total land holding of 44 sections.

The Circumpacific program consisted of the workover/re-completion of 3 wells, and the drilling of 2 new wells. The workover of the 2-32-96-10W5 well was completed successfully with the well's gross production increasing from 100 mcf/d to 600 mcf/d. Re-completion of the Bluesky Fm. in the 7-29-97-10W5 well resulted in gas flowing at 1.2MMcf/d with an absolute open flow test ("AOF") of 3.85MMcf/d. Re-completion of the Bluesky Fm. in the 13-21-97-10W5 well resulted in gas flowing at 920 mcf/d. A full AOF was not completed on this well due to the winter thaw and a suspension of operations. These wells will be tied in and brought into production during next winter's operating season.

The Talbot Lake property is in a winter operating area. Circumpacific commenced its exploration-drilling program late in the season and only two wells of a proposed six well program were commenced. Due to delays in obtaining air-drilling equipment the target zone was not penetrated and surface casing was set to approximately 10 meters above the Bluesky Formation in each well. On the basis of bright spot anomalies from 2D seismic and correlation's with existing wells, Circumpacific is confident that, when completed, these wells will add additional production. An early spring thaw forced an early suspension of operations on each well.

With encouraging results from Winter 2001 program Circumpacific anticipates an active Winter 2002 program that will include drilling 6 – 10 new wells, re-completion of 4 existing wells (2 with gas shows of 400mcf/d @ 2-19-96-11W5 & 1.3MMcf/d @ 7-26-96-10W5) and the construction of 6 – 12 miles of pipeline. Seismic interpretation of 2D seismic at Talbot Lake has identified a significant number of Cretaceous age bright spot anomalies suggesting the presence of up to 10 meters of gas filled sands. Successful wells are anticipated to deliver gas at rates of up to 3 MMCF/D.

Substantial capacity is available through the existing 6 ½ " pipeline and associated gas plant to supply additional sales gas to the Nova system.

The development program at Talbot Lake, so far, has added significant natural gas reserves to Circumpacific's inventory and commencing around January 2002 will provide a boost of at least 250 BOEPD to CER's daily production.

BRITISH COLUMBIA – Exploration Lands

Mica

Northeast British Columbia is approximately 80 miles northwest of Grande Prairie, Alberta. CEC has a 50% working interest with Talisman in 7 2/3 sections. The Company has secured a farm-in on five sections of land with a continuing option on four additional sections. Circumpacific will earn between a net 37 ½ - 65% working interest in the Farmout lands.

ALBERTA - Development Lands

Morinville

Morinville is fifteen (15) miles north of Edmonton and the wells are operated by Response Energy Corp. Circumpacific recently acquired an 18.96% working interest and an 0.6% gross overriding royalty interest in four producing oil wells, an injection well, one suspended oil well, and the associated facilities in the Morinville area of central Alberta. The Company's production is net 21.5 boepd and has 155.3 mstb of established reserves in the Leduc formation. An infill well was recently drilled which adds 18 boepd net to the Company. The plans for this summer are to install a water knockout facility and drill another well.

INVESTOR RELATIONS

There were not investor relations' activities during the period.

Management Changes

The Company policy has changed from using consultants wherever possible to hiring full-time staff for positions that need to be filled on a go forward basis.

W.R. (Bill) May was hired as Vice President of Exploration – Group Chief Geologist effective December 1, 2000.

Brian M. Wilkinson, P. Eng, has signed a six-month contract to act as the Chief Operating Officer of the Company with the intention of coming on full time in 6 months. The contract was effective February 26, 2001. Mr. Wilkinson replaces Fred Buccini, who acted as interim General Manager and COO on a part-time consulting basis from May 15, 2000 to January 31, 2001.

Liquidity and Solvency

The company has working capital of $1,212,861 at March 31, 2001, and does not anticipate any problems meeting its ongoing obligations as they become due.